FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                           For the month of March, 2007

                           Commission File No. 1-08346

                                 TDK CORPORATION
                (Translation of registrant's name into English)

            13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272, Japan
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:


Form 20-F        x               Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


Yes                              No              x


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934,the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                                    TDK Corporation

                                                    (Registrant)





March 15, 2007
                                        BY: /s/ Michinori Katayama
                                            Michinori Katayama
                                            Senior Vice President
                                            General Manager
                                            Corporate Communications Department
                                            Administration Group


For Immediate Release

Contact in TDK:

Nobuyuki Koike

TDK Corporation

Corporate Communications Dept.

Tel: (81)-3-5201-7102

E-mail; pr@mb1.tdk.co.jp


      Basic Agreement with Alps on Acquisition of HDD head related Assets

TOKYO, JAPAN, March 15, 2007,--TDK Corporation (TDK) announced today that it has concluded a basic agreement (Memorandum of Understanding) with Alps Electric Co. Ltd. (Alps) regarding an acquisition from Alps of its equipment and intellectual property rights such as patent properties and know-how concerning HDD (Hard Disc Drive) head business, and has commenced negotiations with Alps to conclude a definitive contract.

TDK aims at concluding and executing the definitive contract with Alps as soon as practicably possible.

Through the acquisition of Alps' technology and know-how, the proposed definitive contract will enhance TDK's ability to compete by improving the efficiency of its operations and enabling TDK to offer enhanced technologies.

Furthermore, TDK will make timely report on the schedule and contents of this transaction along with the financial effect of acquisition as soon as the both parties reach certain milestones during the ongoing discussion.


                                    - more -

About TDK Corporation

TDK Corporation (NYSE: TDK) is a leading global electronics company based in Japan. It was established in 1935 to commercialize "ferrite," a key material in electronics and magnetics. TDK's current product line includes ferrite materials, electronic components, wireless computer networking products, magnetic heads for HDD, and advanced digital recording media. Net sales in FY March 2006 were ca. US $6.8 billion. For more information about TDK, please visit http://www.tdk.co.jp/tetop01/index.htm

About  Alps Electric Co., Ltd.

Alps Electric Co., Ltd. (TYO: 6770), a Japanese corporation, is one of the world's leading companies engaged in manufacture and sale of electric and electronic components and parts. Alps has manufactured various electronic components since its foundation in 1948. Based on innovative proprietary technology and market outlook, Alps provides cutting-edge electronic components that contribute to the advancement of a multimedia society in the five business fields, Mechatronic Devices, Automotive Electronics, Communications, Peripheral Products and Magnetic Devices. Net sales in FY March 2006 were ca. US $6 billion. For more information, visit http://www.alps.co.jp.